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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 22)

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                                DANA CORPORATION
                            (Name of Subject Company)

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                                DANA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                    (including the Associated Series A Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   235811 10 6
                      (CUSIP Number of Class of Securities)

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                            Michael L. DeBacker, Esq.
                  Vice President, General Counsel and Secretary
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

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                                 With copies to:

                             Adam O. Emmerich, Esq.
                               David C. Karp, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                  The purpose of this amendment is to amend and supplement Item
4(b) in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Dana Corporation, a Virginia corporation, on July 22, 2003, as thereafter amended.

Item 4.

                  Item 4(b) is hereby amended by adding the following paragraphs to the end of such Section:

                  On November 17, 2003, ArvinMeritor issued the following press release:

                  TROY, Mich., Nov. 17 /PRNewswire-FirstCall/ -- ArvinMeritor, Inc. (NYSE: ARM) today announced that it is increasing its tender offer to $18.00 per share in cash to acquire all of the outstanding common shares of Dana Corporation (NYSE: DCN).

                  Larry Yost, chairman and chief executive officer of ArvinMeritor, said, "We continue to believe this is a logical combination that makes strategic sense. When we first approached Dana on June 4, 2003, Dana's stock was trading at under $10.00 per share. Since then, nothing in Dana's recent performance has indicated that its current stock levels are sustainable as an independent company. If the Dana board gives our offer a fair and objective review, we believe that they will want to pursue a combination of the two companies. However, our primary responsibility is to ArvinMeritor's shareowners, and we do not believe it is in their best interests to continue expending valuable corporate resources for an indeterminate period of time."

                  ArvinMeritor said that this is its final offer, and that the company will terminate its tender offer at 5 p.m. (EST) on Tuesday, Dec. 2, 2003, unless the Dana board agrees to begin negotiating a definitive merger agreement by that date.

                  The following letter was sent to Dana's chairman of the board today, informing him of ArvinMeritor's increased offer.

       Nov. 17, 2003

       Mr. Glen Hiner
       Chairman of the Board
       Dana Corporation
       Toledo, Ohio 43697

       Dear Glen:

                     Today, ArvinMeritor is increasing its tender offer to $18.00 per share in cash to acquire all of the outstanding common shares of Dana Corporation. We want you to know that this is our final offer to Dana.

                     We continue to believe that ArvinMeritor and Dana is a logical combination that makes strategic sense. If your board gives our offer a fair and objective review, they will want to pursue it. However, our primary responsibility is to our own

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       shareowners, and we do not believe it is in their best interests to continue expending valuable corporate resources for an indeterminate period of time.

                     We have always maintained that a negotiated transaction is the most desirable means for combining our two companies. We urge you to carefully weigh the implications of refusing once again to sit down and discuss a transaction that would immediately benefit Dana's shareowners. If the Dana board does not enter into negotiations with us, they will deprive Dana's shareowners of immediate and substantial value.

                     We are hopeful the Dana board recognizes the significant benefits of our $18.00 per share offer. ArvinMeritor will terminate its tender offer at 5 p.m. (EST) on Tuesday, Dec. 2, 2003, unless your board agrees to begin negotiating a definitive merger agreement in good faith by that date. We look forward to a timely response.

       Sincerely,
       /s/ Larry Yost
       Larry Yost

                  ArvinMeritor announced that it has extended its offer for all of the outstanding common shares of Dana's common stock until 5 p.m. (EST) on Dec. 2, 2003. The offer was previously scheduled to expire at 5 p.m.
    (EST) on Dec. 1, 2003. At the end of business on Nov. 14, 2003, Dana shareowners had tendered and not withdrawn approximately 1,017,000 shares pursuant to ArvinMeritor's tender offer.

                  ArvinMeritor, Inc. is a premier $8-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. Headquartered in Troy, Mich., the company employs approximately 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company's Web site at: www.arvinmeritor.com.

                  The solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn:
    Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

                  This press release contains statements relating to future results of the company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including,

                                      -2-
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    but not limited to, global economic and market conditions; the demand for commercial, specialty and light vehicles for which the company supplies products; risks inherent in operating abroad, including foreign currency exchange rates; potential increases in raw material costs; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of the company, its customers and suppliers; the outcome of the tender offer for common stock of Dana Corp.; successful integration of acquired or merged businesses; the ability to achieve the expected annual savings and synergies from past and future business combinations; competitive product and pricing pressures; the amount of the company's debt; the ability of the company to access capital markets; credit ratings of the company's debt; the outcome of existing and any future legal proceedings, including any litigation with respect to environmental or asbestos-related matters; as well as other risks and uncertainties, including, but not limited to, those detailed from time to time in the filings of the company with the Securities and Exchange Commission.

                  The Company issued the following press release later in the day on November 17, 2003:

                  TOLEDO, Ohio, November 17, 2003 - Dana Corporation (NYSE: DCN) issued the following statement today, in response to the announcement by ArvinMeritor, Inc. (NYSE: ARM) of a revised tender offer for outstanding Dana shares.

                  "ArvinMeritor has today announced a revised tender offer for all outstanding shares of Dana common stock at a price of $18 per share. Dana's Board will evaluate ArvinMeritor's revised offer and will advise Dana shareholders of the Board's position regarding the revised offer and its reasons for such position. Dana urges its shareholders to defer making a determination of whether to accept or reject ArvinMeritor's revised offer until they have been advised of the Dana Board's position.

                  "Dana's shareholders, and its customers, suppliers and employees, are strongly advised to read carefully Dana's solicitation/recommendation statement regarding ArvinMeritor's revised tender offer, when it becomes available, because it will contain important information. Free copies of the solicitation/ recommendation statement, which will be filed by Dana with the Securities and Exchange Commission, will be available at the SEC's web site at www.sec.gov, or at the Dana web site at www.dana.com, and also by directing requests to Dana's Investor Relations Department."

                  Dana is a global leader in the design, engineering, and manufacture of value-added products and systems for automotive, commercial, and off-highway vehicle manufacturers and their related aftermarkets. The company employs approximately 60,000 people worldwide. Founded in 1904 and based in Toledo, Ohio, Dana operates hundreds of technology, manufacturing, and customer service facilities in 30 countries. The company reported 2002 sales of $9.5 billion.

                                      -3-

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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DANA CORPORATION

                                By: /s/ Robert C. Richter
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                                Robert C. Richter
                                Vice President and
                                Chief Financial Officer

                                Dated: November 17, 2003